SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 8, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on September 8, 2004

Atlanta, Georgia • September 8, 2004

ING U.S. provides further update on trading of U.S. mutual funds

ING U.S. (ING U.S. Financial Services and ING Investment Management) today filed an 8-K update with regulatory authorities on actions related to its earlier disclosure regarding trading practices in certain of its U.S. mutual funds. ING noted the filing exclusively refers to the U.S. funds and does not apply to ING funds in Europe or Asia. ING is confident the small number of irregularities identified in an internal review and described in the filings are isolated cases and not systemic. As previously reported, ING notes there is no material impact to the company.

Like most prominent financial services companies, ING received inquiries last year from regulators in the U.S. requesting information on market timing and late trading in mutual funds. Over the past year, ING conducted a thorough internal review and provided information based on that review to U.S. regulators. As of March 29, 2004, filings with the Securities and Exchange Commission became available for public access.

At the same time, ING took additional measures beyond the public filings to inform customers of the findings of its internal review. These findings were directly communicated to each of the nearly four million U.S. investment customers and institutional consultants spanning the United States and the company’s mutual funds, retail variable products and 401k, 403b and 457 plans businesses. At this moment, ING U.S. awaits the outcome of regulatory review of the small number of isolated trading arrangements it uncovered through the internal review.

“We conducted a thorough internal review, and were proactive in communicating our findings to customers and employees”, said Fred Hubbell, chairman of Insurance Americas and a member of the Executive Board of ING Group. “We remain convinced the small number of isolated instances we identified – which occurred for the most part in companies before ING acquired them -- do not represent a systemic problem in any of the legacy companies that were involved, or in ING U.S. today. ING also greatly values every customer’s investment in our funds, and we have publicly committed to appropriately reimburse any ING funds or its shareholders affected by inappropriate trading.”

Press enquiries: ING U.S. Financial Services, Cindy Schaus, (+1) 515 698 7607, cindy.schaus@us.ing.com

ING Group is a global financial institution of Dutch origin offering banking, insurance and asset management to more than 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of more than 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the U.S., the ING family of companies offers a comprehensive array of financial services to retail and institutional clients, which include financial planning, life insurance, retirement plans, mutual funds, managed accounts, alternative investments, direct banking, institutional investment management, annuities, employee benefits, and reinsurance. ING holds top-tier rankings in key U.S. markets and serves more than 14 million customers across the nation. For more information, visit www.ing.com

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: September 8, 2004